Exhibit 99.1

NEWS

Starfield Provides Summary Of 43-101 Filing

Indicated mineral resources increase 76% in West Zone

Toronto, Ontario - May 31, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.

The document shows an indicated mineral resource estimate for the property’s Main West Zone of 15.2 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, 1.64 grams per tonne palladium and 0.28 grams per tonne platinum.

By comparison, the 43-101 report dated May 15, 2006 showed an indicated resource of 8.7 million tonnes grading 0.67% nickel, 0.93% copper, 0.08% cobalt, 1.47 g/t palladium and 0.21 g/t platinum.

The Company received the most recent result summary while the co-authored Technical Report is in preparation for regulatory filing within 45 days. Jaime Lavigne, P.Geo. and Qualified Person, updated the resource estimate to include last year’s 116 resource definition diamond drill holes and 20 additional geotechnical holes. A total of 359 exploratory drill holes have been drilled to date.

André Douchane, President of Starfield Resources, said, “I am extremely pleased that the 76% increase of the indicated mineral resource in the Main West Zone has successfully demonstrated that the infill drilling campaign can convert inferred mineral resources to indicated resources. I am especially impressed that, despite our very conservative modeling approach, indicated resources increased to 15.2 million tonnes from 8.7 million tonnes and the combined nickel and copper grades increased to 1.64%.

“If we consider this project in today’s metal price environment, and take into account the massive size of the geological setting as described by Dr. Allan Miller in Starfield’s news release of May 28, 2007, along with the impressive strike length of the discovery and the continuity of mineralization, the project becomes very, very attractive.”

“The new estimate will be the cornerstone of Starfield’s ongoing scoping study that will evaluate the project on current (US$25/lb) and intermediate (US$15/lb) nickel prices along with the US$7/lb used in this resource estimate,” Mr. Douchane said.

The Company intends to follow up on the potential of high-grade platinum intercepts in the West Zone footwall with 3,000 kilometres of drilling this summer, Mr. Douchane added.

Previously at Ferguson Lake, at a Cu+Ni cutoff grade of 1.0%, Geostokos Ltd. (June 26, 2006) had reported 7.7 million tonnes of measured and indicated resources and Dr. N.C. Carter (May 15, 2006) reported 8.7 million tonnes of indicated resources. The current resource estimate incorporates 1950-1957 historical data (173 drill holes) and the data collected by Starfield (1999-2006) for 359 new holes totaling 133,214 metres of drilling.

The 2007 mineral resource estimate methodology is a departure from that used previously and will form the basis of evaluation studies currently being undertaken by Scott Wilson of Roscoe Postle Associates Ltd. (SWRPA).

Current 2007 Mineral Resource Estimate Results -- Ferguson Lake Project

WEST ZONE INDICATED RESOURCES
WEST ZONE	Tonnes (Mt)	Ni(%)	Cu(%)	Co(%)	Pt(gpt)*	Pd(gpt)*
Pit Area: Main West Zone	8.3	0.71	0.93	0.08	0.24	1.57
Underground: Main West Zone	7.0	0.70	1.17	0.08	0.32	1.74
Total Indicated Resources	15.2	0.71	1.04	0.08	0.28	1.64

PROPERTY-WIDE INFERRED RESOURCES
ALL ZONES	Tonnes (Mt)	Ni(%)	Cu(%)	Co%	Pt(gpt)*	Pd(gpt)*
Pit Area: Main West Zone	3.4	0.59	0.71	0.07	0.15	1.20
Underground: Main West Zone	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	**	**	**
Total Inferred Resources	28.9	0.67	1.01	**	**	**
which includes	19.4	0.68	1.13	0.08	0.28	1.75

Notes:	Mt = millions of tonnes
*	Gpt = grams per metric tonne
**
Platinum, palladium, and cobalt not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes for which cobalt or individual platinum or palladium grades have not been determined.

Nickel, copper, cobalt, platinum, and palladium bearing semi-massive to massive sulphides occur in lenses intercepted in drill hole intersections over the 15.5 kilometre east-west strike length across the Ferguson Lake property. For the purposes of the current 2007 resource estimates, three separate domains of resources are quantified. On the east side of Ferguson Lake, sulphide mineralization occurs at surface and at depth in the East Zone that now incorporates the various historical zones known as East Zone I, East Zone II, M Zone and Pointed Lake. On the west side of Ferguson Lake, West Zone sulphide mineralization occurs at surface and at depth in the Main West Zone and at depth along the Extension West Zone. The Main West Zone consists of a strike length of 2.7 kilometres while the Extension West Zone completes the 4.1 kilometre long continuous mineralization of the West Zone.

Drill spacing in the East Zone and Extension West Zone is irregular and comparatively widely spaced and as such limits the interpretation of geological continuity of massive sulphide. Resources in the East and West Extension Zones have been estimated using the cross sectional polygonal method and have been classified as inferred mineral resources. Resource cutoff for the East Zone and Extension West Zone is based on economic and operating values and parameters as described below for the Main-West Zone resource estimate.

Mineralization in the Main-West Zone occurs over a strike length of 2.7 kilometres and plunges to the west. Drill spacing is variable in the Main-West Zone including a detailed area where the drilling is at 25 meter spacing (Pit Area) to a maximum of 100 metre drill hole spacing. The density of drill hole data from the Main-West Zone supports geological interpretation for the basis of mineral resource estimation. The Main-Zone Pit Area has been the subject of a detailed geostatistical resource estimation study, and is the area from which historical indicated mineral resources have been estimated and quoted from Ferguson Lake.

Mineralization in the Main-West Zone occurs as a number of stacked sheets or lenses of massive sulphide with an East-West strike and moderate north dip. For the purposes of geological interpretation model building and subsequent resource estimation, only samples containing 50% or more sulphide (i.e. sulphide abundance generally logged by one-metre sample-interval-by-sample-interval basis) were used to determine massive sulphide intersections. A total of 56 lenses and sheets of variable dimension have been interpreted across the Main-West Zone. Two block models have been created to estimate the resources in the Main-West Zone: one block model to estimate potentially open pit-able resources from surface to a vertical depth of 250 metres and the second to estimate potential underground resources at depths greater than 250 metres. The geological interpretation and block model resource estimation procedures utilized for the Main-West Zone (and the East and Extension West Zones) conform to industry best practices, CIM Definitions and Standards, and National Instrument 43-101. Previous geostatistical studies, as well as new statistical and geostatistical analyses, were utilized for block grade estimation. Block density was estimated from a specific gravity - metal grade regression relationship that was established from the determination of specific gravity of 1,342 diamond drill core samples.

For the purposes of the Preliminary Economic Assessment (PEA) on the Ferguson Lake project, Dr. Bryn Harris, metallurgical consultant to Starfield in conjunction with SWRPA, were consulted to establish economic, mining, and processing parameters for the project. Factors, parameters, and values used to establish resource cutoff include in the current estimate:

Resource Estimate Input Parameters

Metal	Price per pound	Recovery
Nickel	US$7.00	93%
Copper	US$1.75	93%
Cobalt	US$15.00	64%

Operating Costs

Cost per tonne milled
Open Pit Mining	CDN$75.00
Underground Mining	CDN$110.00

US$/CDN$ Exchange Rate=1.18	Royalty Payable = 3% NSR

It is important to note that the tabulated current resources are based on 50% or greater sulphide contents of the massive sulphide lenses and sheets and do not included any dilution or dilution factors. Also, in the current PEA platinum and palladium are not considered in the process and economic analysis and therefore do not contribute to the NSR. Platinum and palladium were therefore not considered and incorporated in the calculation of the resource cut off value. However, platinum and palladium grades have been estimated for the Ferguson Lake mineralization and are incorporated into the tabulation.

Preliminary Economic Assessment

As previously reported on April 9, 2007, Starfield has commissioned Scott Wilson of Roscoe Postle Associates Inc. to complete a Preliminary Economic Assessment of the Ferguson Lake project. The current resource estimate will form the basis for the assessment to be completed by SWRPA and will provide the opportunity for the evaluation of multiple scenarios including the evaluation of the model with different mining scenarios and at multiple grade cutoffs.

Jamie Lavigne, P.Geo, consultant to Starfield Resources and Qualified Person, completed the 2007 Ferguson Lake NI 43-101 2007 resource estimate.

John Nicholson, P.Geo of Nicholson and Associates and Qualified Person, has managed the Ferguson Lake exploration programs since 1999 and is responsible for the drill program data collection, data management, assay QA/QC and data verification.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Colin Languedoc Senior Account Executive Barnes McInerney Inc. 416-367-5000 ext. 225 clanguedoc@barnesmcinerney.com

This news release may contain forward-looking statements, including those describing Starfield’s future plans and the expectations of management that a stated result or condition will occur. Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of Starfield and its management.

www.starfieldres.com

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